UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden Hours per response......... 2.50
FORM 12b−25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check One):	☐ Form 10−K	☒ Form 20−F	☐Form 11−K	☐ Form 10−Q	☐ Form 10−D	☐ Form N−SAR
☐ Form N−CSR

For Period Ended: December 31, 2006
☐ Transition Report on Form 10−K
☐ Transition Report on Form 20−F
☐ Transition Report on Form 11−K
☐ Transition Report on Form 10−Q
☐ Transition Report on Form N−SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________________________________________

PART I −− REGISTRANT INFORMATION

Companhia de Bebidas das Américas - AmBev

Full Name of Registrant

Former Name if Applicable

Rua Dr. Renato Paes de Barros, 1017, 4˚ andar

Address of Principal Executive Office (Street and Number)

04530-001 São Paulo, SP, Brazil

City, State and Zip Code

PART II — RULES 12b−25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b−25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi−annual report, transition report on Form 10−K, Form 20−F, Form 11−K, Form N−SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10−Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b−25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10−K, 20-F, 11-K, 10−Q, 10-D, N−SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to timely file our Annual Report on Form 20-F for the fiscal year ended December 31, 2006 because, in the process of preparing the reconciliation of our financial statements in Brazilian GAAP to U.S. GAAP, we noted four errors with a net effect on net income of R$(139.2) million in 2005 and R$80.7 million in 2004. These errors were discovered in the process of preparing our reconciliation between Brazilian GAAP and U.S. GAAP for 2006 and we are currently preparing a restatement of our U.S. GAAP reconciliation and the condensed U.S. GAAP financial statements for the fiscal years ended December 31, 2005 and 2004, which are disclosed in Note 23 of our primary financial statements included in our Form 20-F. As a result of these adjustments, our U.S. GAAP net income for 2005 will decrease by 4.9% and our U.S. GAAP net income for 2004 will increase by 5.8%. This restatement relates solely to our U.S. GAAP reconciliation and will have no effect on the presentation of our primary financial statements prepared in Brazilian GAAP. We anticipate being able to file our Form 20-F within the permitted 15 calendar day extension period.

(attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1) Name and telephone number of person in regard to this notification

Kevin W. Kelley	(212)	351-4022
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.